                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 Consolidated Capital Institutional Properties 2
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                        (Name of Subject Company (Issuer)

                             AIMCO Properties, L.P.
                  Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                             ConCap Equities, Inc.
--------------------------------------------------------------------------------
                     (Names of Filing Persons -- Offerors)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Martha J. Long
                   Apartment Investment and Management Company
                     4582 Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                                      Amount of filing fee
----------------------                                      --------------------
$ 4,178,325.26                                              $ 529.39

* For purposes of calculating the fee only. This amount assumes the purchase of 458,149.70 units of limited partnership interest of the subject partnership for $9.12 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $                  Filing Party:

Form or Registration No.:                      Date Filed:


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

                  This Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties 2, a California limited partnership (the "Partnership"), at a price of $9.12 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated February 20, 2004 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1.           SUMMARY TERM SHEET.

                  The information set forth under "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION.

                  (a) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference. The Partnership's principal executive officers are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

                  (b) This Schedule TO relates to the units of limited partnership interest of Consolidated Capital Institutional Properties 2, of which 909,123.60 units were issued and outstanding as of December 31, 2003.

                  (c) Not applicable.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

                  (a)-(c) This Schedule TO is being filed by Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), and ConCap Equities, Inc. ("ConCap"). AIMCO-GP is the general partner of AIMCO OP and a wholly owned subsidiary of AIMCO. ConCap is the managing general partner of the Partnership and a wholly owned subsidiary of AIMCO. The principal business of AIMCO, AIMCO-GP, and AIMCO OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO, AIMCO-GP and AIMCO OP is 4582 Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of ConCap is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

                  The information set forth under "THE LITIGATION SETTLEMENT OFFER - Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase, and in Annex I to the Offer to Purchase is incorporated herein by reference.

                  During the last five years, none of AIMCO, AIMCO-GP, AIMCO OP or ConCap nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.           TERMS OF THE TRANSACTION.

                  (a) The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (a) and (b) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Valuation of Units -- Prior Tender Offers," "-- The Lawsuit and the Settlement," "-- Background and Reasons for the Offer" and "-- Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (a), (c)(1)-(7) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Effects of the Offer," "-- The Lawsuit and the Settlement," "-- Background and Reasons for the Offer" and "-- Future Plans of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a), (b) and (d) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- The Lawsuit and the Settlement -- The Settlement of the Nuanes and Heller Complaints," "-- Source of Funds" and "--Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Certain Information Concerning Your Partnership -- Beneficial Ownership of Interests in Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.           PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  Not applicable.

ITEM 10.          FINANCIAL STATEMENTS.

                  Not applicable.

ITEM 11.          ADDITIONAL INFORMATION.

                  (a) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

                  (b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)            Offer to Purchase dated February 20, 2004.

(a)(2)            Letter of Transmittal and related Instructions.

(a)(3) Letter from AIMCO OP to the Limited Partners of Consolidated Capital Institutional Properties 2.

(a)(4) Solicitation/Recommendation Statement on Schedule 14d-9, filed by Consolidated Capital Institutional Properties 2 with the Securities and Exchange Commission on February 20, 2004 (incorporated herein by reference).

(b) Fourth Amended and Restated Credit Agreement among AIMCO, AIMCO OP, AIMCO/Bethesda Holdings, Inc., and NHP Management Company, Bank of America, N.A., Fleet National Bank, First Union National Bank, and the other financial institutions party thereto, dated as of March 11, 2002 (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated herein by reference).

(c)(1)            Appraisal of Canyon Crest

(c)(2)            Appraisal of Glenbridge Manor

(c)(3)            Appraisal of Highcrest Townhomes

(c)(4)            Appraisal of The Windemere Apartments

(d)               Not applicable.

(g)               None.

(h)               None.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

                  The information set forth in the "THE LITIGATION SETTLEMENT OFFER--Effects of the Offer," "--Information Concerning Us and Certain of Our Affiliates," "--Background and Reasons for the Offer," "--Position of the General Partner of Your Partnership With Respect to the Offer," "--Conflicts of Interest and Transactions with Affiliates," "--Future Plans of the Purchaser," "--Dissenters' Rights," "--Fees and Expenses" and Annex I to the Offer to Purchase is incorporated herein by reference. In addition, Item 7 of Part II of the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Item 1 of Part I of the Partnership's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 are incorporated herein by reference.

                                    SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date:  February 20, 2004
                                            AIMCO PROPERTIES, L.P.

                                            By:  AIMCO-GP, INC.
                                                 Its General Partner

                                            By:  /s/ Martha J. Long
                                                 ---------------------------
                                                 Martha J. Long
                                                 Senior Vice President


                                            APARTMENT INVESTMENT AND
                                            MANAGEMENT COMPANY


                                            By:  /s/ Martha J. Long
                                                 -------------------------------
                                                 Martha J. Long
                                                 Senior Vice President


                                            AIMCO-GP, INC.


                                            By:  /s/ Martha J. Long
                                                 -------------------------------
                                                 Martha J. Long
                                                 Senior Vice President



                                            CONCAP EQUITIES, INC.


                                            By:  /s/ Martha J. Long
                                                 -------------------------------
                                                 Martha J. Long
                                                 Senior Vice President

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
(a)(1)            Offer to Purchase dated February 20, 2004.

(a)(2)            Letter of Transmittal and related Instructions.

(a)(3)            Letter from AIMCO OP to the Limited Partners of Consolidated
                  Capital Institutional Properties 2.

(a)(4) Solicitation/Recommendation Statement on Schedule 14d-9, filed by Consolidated Capital Institutional Properties 2 with the
                  Securities and Exchange Commission on February 20, 2004
                  (incorporated herein by reference).

(b)               Fourth Amended and Restated Credit Agreement among AIMCO,
                  AIMCO OP, AIMCO/Bethesda Holdings, Inc., and NHP Management
                  Company, Bank of America, N.A., Fleet National Bank, First
                  Union National Bank, and the other financial institutions party thereto, dated as of March 11, 2002 (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended December
                  31, 2001, is incorporated herein by reference).

(c)(1)            Appraisal of Canyon Crest

(c)(2)            Appraisal of Glenbridge Manor

(c)(3)            Appraisal of Highcrest Townhomes

(c)(4)            Appraisal of The Windemere Apartments